VELOCITYHEALTH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	197,077
Prepaid expenses		5,949
Due from related party		2,010
Right-of-Use Asset		25,459
Furniture and office equipment, net of accumulated depreciation of $9,877		-
Total Assets	$	230,495

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Lease liability	$	25,459
Due to parent		15,016
Total liabilities		40,475

STOCKHOLDER'S EQUITY

Common stock, $.01 par value; 10,000,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	105,433
Retained earnings	84,577
Total Stockholder's Equity	190,020
Total Liabilities and Stockholder's Equity	$ 230,495